C21 INVESTMENTS INC.

Management's Discussion and Analysis For the three and six months ended July 31, 2020 (Expressed in U.S. Dollars)

GENERAL

This Management's Discussion and Analysis ("MDA") is prepared as of September 24, 2020, and covers the operations of C21 Investments Inc. ("C21" or the "Company" or "we") and its wholly owned subsidiaries for the three and six months ended July 31, 2020. This MDA should be read in conjunction with the Company's unaudited interim condensed consolidated financial statements and accompanying notes for the three and six months ended July 31, 2020. The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Financial information presented in this MDA is presented in United States dollars ("$" or "US$"), unless otherwise indicated.

C21 is publicly listed on the Canadian Securities Exchange ("CSE") under the symbol CXXI and on the OTCQB under the Symbol CXXIF.

Continuous disclosure and additional information is available on the Company website at www.cxxi.ca or on SEDAR at www.sedar.com

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws. All information, other than statements of historical facts, included in this MDA that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including such things as the impact of the COVID-19 pandemic with reductions of operating (including marketing) and capital expenses and revenues, future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans, including information concerning the completion and timing of the completion of contemplated acquisitions, expectations whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, including the potential number and location of cultivation and production facilities and dispensaries or licenses therefor to be acquired and markets to be entered into by the Company as a result of completing such proposed acquisitions, expectations regarding the markets to be entered into by the Company as a result of completing such proposed acquisitions, such as the growth to be experienced by such new markets, the ability of the Company to successfully achieve its business objectives as a result of completing such proposed acquisitions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information and statements are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements.
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Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient and effective manner; expectations regarding the Company's consolidation, integration and optimization of its Oregon assets; the ability of the Company to restructure and service its secured debt; the availability of securitized debt financing on terms acceptable to the Company, or at all;  and the ability of the Company's operations to perform and continue in the ordinary course in light of the COVID-19 pandemic. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks, uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate the proposed acquisitions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the industry, risks associated to cannabis products manufactured for human consumption including potential product recalls, reliance on key inputs, suppliers and skilled labor (the availability and retention of which is subject to uncertainty), cybersecurity risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effect service outside of Canada, risks related to future acquisitions or dispositions, limited research and data relating to cannabis, risks and uncertainties related to the impact of the COVID-19 pandemic and the impact it may have on the global economy and retail sector, particularly the cannabis retail sector in the states in which the Company operates, risks and uncertainties relating to the Company's President and CEO, Sonny Newman, being the Company's major lender holding security over the Company's principal operating assets in Nevada, as well as those risk factors discussed elsewhere herein, including under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements.

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While the Company may elect to update such forward-looking information and statements at a future time, it assumes no obligation for doing so except to the extent required by applicable law.

The forward-looking statements or information contained in this Management's Discussion and Analysis are made as of July 31, 2020 and September 24, 2020.

UNITED STATES LEGAL CANNABIS INDUSTRY

The Company operates in the cannabis industry and its operations are located in the United States.  Cannabis operations are regulated at the state level.  While the Company's operations are legal in the states in which it operates, on a Federal level in the United States, cannabis is not legal.  Please refer to the Company's MDA for the years ended January 31, 2020 and 2019 for detailed disclosure in this regard.

COVID-19 GLOBAL PANDEMIC

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. While the ultimate severity of the outbreak and its impact on the economic environment is uncertain, the Company is monitoring this closely. The Company's priority during the COVID-19 pandemic is the protection and safety of its employees and customers and it is following the recommended guidelines of applicable government and health authorities. Despite being deemed as an essential retailer in its core markets, the Company has experienced a negative impact on sales in certain markets.

Certain markets, such as Nevada, experienced a greater impact on sales due to reduced foot traffic at certain locations. Other markets, such as Oregon, have not been significantly impacted by COVID-19.  To date, the Company has modified store operations in certain locations, with an increased focus on direct-to-consumer delivery and enabling a curbside pickup option for its customers.

The Company takes all reasonable steps to ensure staff are appropriately informed and trained to promote a culture of health, safety, and continuous improvement, especially during these difficult times for public health and safety due to the COVID-19 pandemic.  Wherever possible, the Company will continue to adopt generally accepted health and safety best practices from non-cannabis-related industries and follows all health and safety guidelines issued by the United States Centers for Disease Control and all orders from relevant provincial, state and local jurisdictions and authorities.

DESCRIPTION OF BUSINESS

The Company is a vertically integrated cannabis company that cultivates, processes, distributes and sells quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues together with high-growth potential, multi-market branded consumer packaged goods ("CPG").

Between January 2018 and May 2019, C21 acquired five US-based cannabis businesses, one in Nevada and four in Oregon. Our branded CPGs include Phantom Farms and Hood Oil, both produced in-house in both Nevada and Oregon.  Due to the state by state regulations of the legal US cannabis industry, there is no ability to move cannabis product across state borders, therefore production in one state must be sold in that same state.

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NEVADA

The Company acquired Silver State Relief and Silver State Cultivation on January 1, 2019.  The Nevada business operates in Sparks and Fernley, Nevada, and is the flagship operation of C21.

The Silver State Relief dispensary in Sparks, Nevada was the first dispensary in Nevada and opened in July 2015 selling medical cannabis.  In July 2017, the sale of recreational cannabis commenced, and in January 2019 a second dispensary location was opened in Fernley, Nevada.

Silver State operates indoor cultivation and processing which produces our own retail products for sale in our two dispensaries.  We lease 100,000 sq ft in a warehouse separate from the dispensaries, this lease includes an option to buy the whole 158,000 sq ft warehouse.

Construction of the indoor grow rooms commenced in 2015 with an initial 7 grow rooms.  Today there is 17 grow rooms producing approximately 5,100 pounds of flower (2,700 pounds) and trim (2,400 pounds).

Almost all this production is sold through the two Silver State dispensaries.  Excess production is sold into the wholesale market.  Wholesale sales amounted to $1.2m in sales during the year ended January 31, 2020.

Hood Oil and Phantom Farms brands are two of the brands purchased via the Oregon acquisitions by the Company.  Commencing in the second half of 2019, we started to manufacture and package these branded products at Silver State.  These brands now make up two of the three largest selling brands in our dispensaries.

Silver State had total sales of $32.2m during the year ended January 31,2020.

OREGON

After the completion of the fourth Oregon acquisition in May 2019, we began to restructure and reorganize the Oregon operations, which are now centralized in the Phantom Farms facilities in Southern Oregon.  We operate indoor, outdoor and greenhouse cultivation and processing from our base in Bend, Oregon. We sell wholesale products to over 40 dispensaries in Oregon.

In Southern Oregon, Phantom operates outdoor and greenhouse active canopy totaling 80,000 square feet.  We also operate a 7,700 square foot grow facility with three grow rooms.  Phantom operates a 5,600 square foot facility which includes an extraction laboratory and a wholesale distribution warehouse.

The three other Oregon locations are all under third-party management pursuant to management agreements which commenced June 15, 2020 whereby the management company has assumed all leasehold liabilities and costs at the facilities.  We are currently negotiating with the third-party managers to sell them the assets at each location including the cannabis licenses.

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CURRENT OUTLOOK

In the current phase of C21's acquisition plan, the Company is focused primarily on improving and expanding its retail footprint in Nevada and continuing to integrate and optimize its Oregon assets.  The Company may also entertain strategic opportunities in other jurisdictions, as such opportunities may arise.

Nevada

Our two dispensaries, the 8,000-square foot retail dispensary in Sparks and the 6,000-square foot dispensary located in Fernley, collectively serviced a total of more than 134,000 recreational and medical cannabis customers during the three months ended July 31, 2020, with over 700 SKUs in each store.

Consistent quality, market-leading pricing, and superior customer service translate to industry-leading sales per square foot ($3,115/sq. ft. during Q2 2021).  Likewise, because of its substantial purchasing leverage, Silver State consistently offers customers among the lowest prices within the state.

The Sparks dispensary captured 23% of Washoe County, Nevada sales during the six months ended June 30, 2020 (the latest available data).  The two dispensaries captured 5% of Nevada cannabis sales during the same period.

Nevada Dispensary Statistics

The table below highlights two metrics for dispensary performance, the average dollars spent by customers in our stores ($/transaction) and the average sales per day.

Review of the historical $/transaction in the table shows the effects of the pandemic restrictions.  In the last fiscal year, the dispensaries averaged just under $50/transaction.

With the delivery only pandemic restrictions starting in mid-March, spending shot up over $150/transaction on some days.  Customers were increasing their spend due to uncertainty of supply.  As customers became more comfortable with the restrictions this number has fallen somewhat.

Currently, delivery and curbside pick-up account for about 25% of sales.

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Despite the ongoing pandemic and COVID-19 business disruptions, our Q1 2021 Nevada dispensary revenues were approximately 88% of Q4 2020 levels and 98% of Q1 2020.  Our Q1 2020 results included 6 weeks of the pandemic 'delivery only' restrictions.

Our Q2 2021 started on May 1, 2020, a week before the COVID-19 restrictions were partially lifted.  In the three months ended July 31, 2020, the Silver State dispensaries set a retail revenue record for a quarter and averaged over $63 per transaction.

In June 2020 and then again in July 2020, the dispensaries experienced record run rates, with July 2020 generating an average $98,500 in revenue per day.

On March 17, 2020 Nevada State Governor, Steve Sisolak announced the closure of all non-essential business starting at noon on March 18, 2020 for 30 days as part of the state's response to curb the threat of the spread of COVID-19.  Cannabis dispensaries were allowed to sell their products by delivery only.

This shutdown was extended until June 1, 2020.  However, on April 30, 2020 all retail cannabis dispensaries in Nevada were allowed to offer online ordering with curbside pick-up in addition to delivery.

On May 7, 2020, as part of the state of Nevada's COVID-19 reopening plan, all dispensaries were allowed to reopen to the general public at significantly reduced number of customers allowed in the facility at the same time. All dispensaries are allowed to have a maximum of 50% of the dispensary location's fire rated occupancy level or 10 customers, whichever is less.

The Company anticipates that the ongoing COVID-19 pandemic will continue to pose a potential material impact on its business in fiscal 2021 from reduction in tourism in Washoe County, the continued reduction in allowed customer traffic and potential additional business closures or shutdowns.

Oregon

In Oregon, our restructured and reorganized business relocated its operations to Bend, Oregon during Q1 2021.  The Company has a total cultivation capacity of approximately 5,100 lbs of cannabis which produces "A" grade Phantom flower and extracts the remainder of its biomass in its Bend, Oregon CO2 extraction facility.

Our Q1 2021 and Q2 2021 Oregon wholesale revenues were $852,000 and $818,000, respectively.  The operations produced positive EBITDA in Q2 2021.  We will continue to optimize the Oregon business.

The Phantom Farms outdoor crop and certain other equipment were damaged by the Southern Oregon wildfires in September 2020.  While the property was protected by a fire break, the plants experienced extreme heat and smoke damage.  While the harvest will produce no saleable cannabis as flower, we expect to capture value through extraction of the biomass, the value of which is undetermined at this time. The biological assets were valued at $288,446 as at July 31, 2020. The Company may recognize any loss related to the damaged crop during the three months ended October 31, 2020.

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FYE 2021 Key Developments

August 18, 2020: existing Board member Bruce Macdonald is announced as non- Executive Chairman of the Board.

  Mr. Macdonald brings a wealth of experience to the role as Chair, having spent 38 years with RBC Capital Markets, including COO of RBC Capital Markets and President of RBC Dominion Securities. In addition to his role with C21, Mr. Macdonald also serves as Chair of the Canadian Capital Markets Association, and Chair of The Canadian Depository for Securities Limited. Mr. Macdonald is certified by the Institute of Corporate Directors.

August 18, 2020:  Announced grant of 3.9 million options to certain directors officers and employees, including 1 million options to President and CEO, Sonny Newman.

August 4, 2020:  Achieved record retail sales in Nevada for Q2 2021 including the first month over $3m in sales at our Nevada dispensaries.  Retail daily run rate in July 2020 of $98.5k beat the previous monthly record of $96.5k set in June 2020.

June 29, 2020:  C21 announced agreement with President and CEO Sonny Newman on three key issues:

  Mr. Newman agreed to extend his term as CEO for an additional 3 years.  Mr. Newman stated: "I am pleased to commit the next three years to pursuing a prudent growth strategy for C21.  With the continued assistance of the Company's strategic advisors, CB1 Capital Advisors and Eight Capital, we are optimistic C21 will soon secure a favorable, non-dilutive debt financing arrangement.  This financing would allow the Company to meet its current debt obligations, provide growth capital to fund acquisitions in Nevada, and be serviceable with existing cash flows."
  Maturity of the outstanding principal balance of the note totaling $16.4m (current balance at September 24, 2020) was deferred until January 1, 2021.  Monthly payments continue at $0.6m per month, plus interest.
  Extension of the building lease on the Fernley, Nevada dispensary to July 31, 2023 (previous end date was July 1, 2020) on the existing terms and conditions, including the Company's option to purchase the leased premises.

May 27, 2020:  Extended the time period for exercise of 2.79 million warrants at a price of C$1.83 by one year to May 28, 2021

May 7, 2020:  Pandemic restrictions in Nevada amended to allow in-store sales, but with a limited number of customers allowed in the store at one time.

March 18, 2020:  Pandemic restrictions go in place that restrict Nevada dispensaries to delivery only sales.

February 28, 2020:  Completed the restructuring of the purchase of Megawood Enterprises (the 'Pure Green' dispensary), with the payment of $130,000 and issuance of 95,849 common shares at a deemed price of C$0.6225/share.

February 19, 2020:  Completed the restructuring of the purchase of Phantom Farms related interests, including real estate from SDP Development Group, LLC.

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FINANCIAL REVIEW

Summary derived from the Interim Condensed Consolidated Financial Statements

PROFIT AND LOSS	3 months ended July 31,		6 months ended July 31,
	2021	2020	2021	2020
Revenue	$9,366,279	$9,859,293	$17,512,103	$17,616,315
Inventory expensed to cost of sales	4,608,611	5,488,350	9,845,865	9,928,221
Net FV adjustments	752,779	1,358,746	423,833	1,811,682
Gross profit	4,004,889	3,012,197	7,242,405	5,876,412

Expenses
General and administration	1,592,570	2,933,546	3,359,099	5,430,645
Sales, marketing, and promotion	31,003	429,108	105,866	797,446
Depreciation and amortization	607,042	889,470	1,095,994	1,936,021
Share based compensation	27,051	60,685	62,801	245,265
Total expenses	2,257,666	4,312,809	4,623,760	8,409,377
		(1,300,612)		(2,532,965)
Income (loss) from operations	1,747,223		2,618,645
Other items
Interest expense	(610,394)	(752,189)	(1,387,614)	(1,503,806)
Accretion expense	(99,552)	(332,644)	(194,271)	(756,699)
Transaction costs	-	(192,703)	-	(309,060)
Other Income (loss)	9,688	69,188	27,690	208,194
Restructuring	(65,228)	-	(1,546,788)	-
Change in fair value of derivative liabilities	-	330,440	264,802	(28,012)
Income (loss) before income taxes	981,737	(2,178,520)	(217,536)	(4,922,348)
Current income tax expense	(1,019,920)	(786,342)	(1,609,910)	(1,169,507)
Net loss	$(38,183)	$(2,964,862)	$(1,827,446)	$(6,091,855)
Other comprehensive income
Cumulative translation adjustment	366,864	(373,605)	496,336	(435,275)
Income (loss) and comprehensive loss for the period	328,681	(3,338,467)	(1,331,110)	(6,527,130)

During Q2 2021, revenues increased versus Q1 2021 sequentially primarily due to improving conditions after the effects of the COVID-19 pandemic on the Q1 2021 business results.

Nevada dispensary revenues hit several records in Q2 2021 including record quarterly sales of $8.5m, up from pandemic affected sales of $6.9m in Q1 2021.  Prior year Q2 2020 Nevada dispensary revenue was $7.8m, a year over year growth rate of 9.1%.

Oregon current YTD 2021 sales of $1.85m, down from prior YTD 2020 of $2.23m, current Oregon YTD 2021 gross profit was a loss of $210k versus prior YTD 2020 gross profit was a loss of $706k.

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Expenses

General and administration, and Sales, marketing and promotion are discussed below in 'Overhead Costs' section.

Depreciation and amortization includes provisions for fixed assets, intangibles and amortization of right-of-use assets (leases of buildings, warehouses and offices).  The total depreciation and amortization during YTD 2021 is $1,790,311, of which $1,095,994 is included in expenses, with the remainder of $694,317 included in Inventory and therefore is included as part of 'Inventory expensed to cost of Sales'.

Share based compensation is a non-cash item and reflects the issuance of stock options to employees and officers and directors.

Other comprehensive income (loss), specifically the cumulative translation adjustment, comes about in IFRS when translating the balances between the parent company (investments made in C$) and the US subsidiaries (US$).  These foreign exchange gains or losses at each reporting date result from translation of the C$ amounts to US$ (which is our reporting currency).

Overhead Costs

Selling, general & administration
000' s	Q2 2021	Q1	Q4 2020	Q3	Q2	Q1
Salaries and wages	$635	$792	$1,006	$1,025	$1,390	$1,281
Accounting/legal/consulting	156	418	410	150	579	381
Travel and entertainment	27	37	71	70	171	118
License fees, taxes and insurance	560	329	428	452	496	385
Office facilities, administrative	128	120	56	127	197	171
Sales, marketing and promotion	31	75	111	213	429	368
Other	85	71	84	175	101	160
	$1,624	$1,841	$2,166	$2,212	$3,363	$2,865

Some figures have been reclassified to reflect current presentation. The total costs remain unchanged.

Overhead costs have dropped significantly through the restructure and reorganization of Oregon and Corporate in the last 12 months.  Largest savings can be seen in salaries and wages, sales marketing and promotion, and travel and entertainment.

In the last four quarters total selling, general and administration costs have decreased from a peak of $3,363,000 in Q2 2020 to $1,624,000 in the current quarter, more than a 50% reduction in 12 months.

The savings are a result of a centralizing our Oregon operations in one location and secondly, streamlining corporate overhead.

Our current head count of part- and full-time employees is 99 FTE's in Nevada, Oregon and Canada.

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SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for the most recently prepared quarters:

SUMMARY OF QUARTERLY RESULTS

	31-Jul-20	30-Apr-20	31-Jan-20	31-Oct-19
Total assets	$60,473,493	$59,453,124	$61,450,085	$88,350,852
Working capital (deficiency)	$(27,404,766)	$(27,125,130)	$(26,954,549)	$(22,183,831)
Shareholders' equity (deficiency)	$14,932,563	$14,339,866	$13,579,554	$30,770,235
Revenue	$9,366,279	$8,145,824	$9,512,225	$10,576,555
Net income (loss)	$(38,183)	$(1,789,263)	$(21,307,833)	$(5,155,945)
Net income (loss) per share	(0.00)	(0.25)	(0.25)	(0.06)
	31-Jul-19	30-Apr-19	31-Jan-19	31-Oct-18
Total assets	$94,829,941	$82,283,665	$77,433,026	$28,195,344
Working capital (deficiency)	$(14,712,253)	$(26,925,929)	$(13,316,122)	$16,198,947
Shareholders' equity (deficiency)	$35,575,028	$(40,513,179)	$21,086,613	$21,809,710
Revenue	$9,859,293	$7,757,022	$2,178,233	$301,243
Net income (loss)	$(2,964,862)	$(3,126,993)	$(11,632,816)	$(3,479,106)
Net income (loss) per share	(0.04)	(0.05)	(0.38)	(0.19)

The Company's limited operating history within the cannabis industry is the primary driver for the large fluctuation of operational results quarter over quarter of the prior years.

Cannabis operations commenced on June 13, 2018 with the completion of C21's acquisition of EFF.  Prior to this date, the company was inactive operationally as management prepared for its new focus on cannabis and listing on the CSE.

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ADJUSTED EBITDA

ADJUSTED EBITDA
	Three months ended July 31		Six months ended July 31
	2020	2019	2020	2019

Income (loss) from operations	1,747,223	(1,300,612)	2,618,645	(2,532,965)

Net impact, fair value on biological assets	752,779	1,358,746	423,833	1,811,682
Depreciation and amortization	607,042	889,470	1,095,994	1,936,021
Share based compensation	27,051	60,685	62,801	245,265
Less: rent classified as lease amortization, included in depreciation and amortization	(130,940)	(108,250)	(271,790)	(216,500)
Adjusted EBITDA	3,003,155	900,039	3,929,483	1,243,503

The 12-month improvement in EBITDA is evidence of our drive for more efficient and focused operations in Oregon and Corporate, and the growth of our Nevada operations.

Nevada dispensaries record revenues plus Oregon now producing positive EBITDA have C21 well positioned.

Cost reductions in the last 12 months are highlighted in the next section on Overhead costs.

Adjusted EBITDA is a non‐IFRS financial measure, and as such there is no standardized definition for the term.  The Company's adjusted EBITDA included below is unlikely to be comparable to similar measures presented by other issuers. See "Non‐IFRS Measure" below for additional information.

Due to adoption of IAS 16, Leases, which requires the Company to capitalize most ordinary property leases, the Company must characterize most of its lease payments as amortization on the statement of loss and comprehensive loss.  The Company deducts rent classified as lease amortization and included in depreciation and amortization, to maintain the spirit of this metric in reflecting the Company's ongoing operational performance.

Non-IFRS Measures

Adjusted EBITDA is a supplemental, non-GAAP financial measure. The Company defines EBITDA as earnings before depreciation and amortization (excluding rent classified as lease amortization), income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes fair value adjustments, accretion, impairment charges, one-time transaction costs and all other non-cash items. The Company has presented Adjusted EBITDA because C21's management believes it is a useful measure for investors when assessing and considering C21's ongoing continuing operations and prospects for the future.  Furthermore, Adjusted EBITDA is a commonly used measurement in the financial community when evaluating the market value of companies considered to be in similar businesses.  Adjusted EBITDA is not a measure of performance calculated in accordance with IFRS, and it should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with IFRS. Adjusted EBITDA, as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of C21's ability to fund its cash needs.

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CONTRACTUAL OBLIGATIONS

The following table includes the Company's obligations to make future payments for each of the next five years that represent contracts and other commitments that are known and committed:

CONTRACTUAL OBLIGATIONS

	Carrying amount	Contractual cash flows	Under 1 year	1-3 years	3-5 years	More than 5 years

As at July 31, 2020
Trade and other payables	$3,651,031	$3,651,031	$3,651,031	$-	$-	$-
Finance lease payments (1)	4,299,624	5,444,583	1,606,950	3,227,062	610,571	-
Convertible debt (2)	9,600,840	9,600,840	9,600,840	-	-	-
Consideration payable (3)	846,256	846,256	846,256	-	-	-
Notes and other borrowings (4)	18,207,241	18,207,241	17,728,283	68,726	56,547	353,685

(1) Amounts in the table reflect minimum payments due for the Company's leased facilities and certain leased equipment under various lease agreements and purchase agreements.

(2) Amounts in the table reflect the contractually required principal payments payable under various convertible note and convertible debenture agreements.

(3) Amounts in the table reflect the contractually required consideration due to vendors under the purchase agreement for the acquisition of Swell Companies.

(4) Amounts in the table reflect the contractually required principal payments payable under a promissory note issued to the vendor that sold Silver State to the Company, and miscellaneous debt.

RELATED PARTY TRANSACTIONS

During the three months ended July 31, 2020, the Company entered in the related party transactions as described below. Balances due to related parties included in accounts payable, accrued liabilities, and promissory notes payable at the periods ended:

	July 31, 2020	July 31, 2020

Due to the President and CEO	$17,816,286	$21,713,910
Due to Directors of the Company	1,521	1,476
Due to the CFO of the Company	1,124	64
	$17,818,931	$21,715,450

The Company had the following transactions with related parties during the periods ended:

	July 31, 2020	July 31, 2020

Consulting fees paid to a director	$-	$38,310
Amounts paid to CEO or companies controlled by CEO	5,337,199	13,039,739
Salary paid to directors and officers	232,054	1,131,201
Share Compensation including warrants and stock options for directors and officers	-	95,613
Convertible debenture interest paid to directors and officers	8,879	27,230
	$5,578,132	$14,332,093

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ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims with an amount in controversy of $1,837,500 against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee. The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit.  On June 21, 2019, the Company filed Oregon Rule of Civil Procedure (ORCP) 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly-owned subsidiaries, and other defendants; on May 6, 2020, the court granted the Company's Rule 21 motion in its entirety to dismiss all of Plaintiffs' claims pursuant to Oregon Rules of Civil Procedure 21A(1). The parties have agreed on a form of judgment of dismissal and still await a judgment of dismissal to be entered by the Clackamas County court.  Once that occurs, the Company will prepare and submit a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the matter.  Whether that petition is granted, and the amount of costs and fees awarded, if any, cannot be guaranteed or predicted.

On or about September 13, 2019, the Company delivered a notice to the Plaintiffs of alleged breach and default under the purchase and sale agreement, due to unlawful, intentional acts and material misrepresentations before and after the completion of the purchase.  As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement.  On or about October 14, 2019, Proudest Monkey Holdings, LLC ("PMH") and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs.  In connection with the Oregon lawsuit, the Company conducted an internal investigation regarding malfeasance by the Plaintiffs (discussed more fully below under Oregon Compliance). On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs.  The Company's counterclaims included the malfeasance discovered during the internal investigation.  Plaintiffs' filed a response to the Company's counterclaims on or about June 5, 2020 and the parties have stipulated to a form of amended pleading which includes the joinder of additional parties, an owner of PMH and EFF, and additional contract and equitable claims and damages, similar to those alleged by the Plaintiffs in the Oregon lawsuit (breach of contract, indemnity, unjust enrichment and wrongful termination claims).  This action is at the pleading stage and it is too early to predict its resolution.

On or about May 30, 2019, Wallace Hill filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 common shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit.  On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill's repudiation of the agreement based on Wallace Hill's previously published defamatory comments and termination of the agreement.  Also, on June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments.  This action remains at the beginning of the discovery phase and it is too early to predict its resolution.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this report, the Company has not entered into any off-balance sheet arrangements.

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DISCLOSURE OF OUTSTANDING SHARE DATA

The Company's authorized share capital consists of an unlimited number of common shares without par value.  The Company had the following securities outstanding as at the date of this report:

Type of Security	Number outstanding
Common Shares	97,751,531
Stock Options	7,140,000
Warrants	5,694,747
Convertible debentures	11,331,250
Debenture warrants	7,918,886
Acquisition shares	2,097,385
131,933,799

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company's financial statements and the other financial information included in this MDA are the responsibility of the Company's management and have been examined and approved by the Board. The accompanying audited financial statements are prepared by management in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, and include certain amounts based on management's best estimates using careful judgment. The selection of accounting principles and methods is management's responsibility.

Management recognizes its responsibility for conducting the Company's affairs in a manner that complies with the requirements of applicable laws and established financial standards and principles and maintains proper standards of conduct in its activities. The Board supervises the financial statements and other financial information through its audit committee, which is comprised of a majority of non-management directors.

The audit committee's role is to examine the financial statements and recommend that the Board approve them, to examine the internal control and information protection systems, and all other matters relating to the Company's accounting and finances. To do so, the audit committee meets annually with the external auditors, with or without the Company's management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

ACCOUNTING POLICIES AND ESTIMATES

The Company's unaudited interim condensed consolidated financial statements for the three months ended July 31, 2020 were authorized for issuance on September 23, 2020 by the Board.

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FINANCIAL RISK MANAGEMENT

The Board approves and monitors the risk management processes of the Company, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

CREDIT RISK

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts, accounts receivable, and its notes receivable from acquisition targets. The Company's cash is deposited in bank accounts held with a major bank in Canada, a trust company in Canada, and three credit unions in Oregon, Washington and Colorado; and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company's notes receivables are placed with acquisition targets that are under definitive agreements, in which closing is based primarily on receipt of regulatory approval. If an unlikely event occurred which delayed regulatory approval for an extended period of time or permanently, the risk of default on these notes would be increased based on the liquidity of the acquisition targets.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company's consolidated financial statements for six months ended July 31, 2020 have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company reports a net loss for the six months ended July 31, 2020 of $1,827,446, and accumulated deficit of $72,337,830, and a working capital deficit of $27,404,766 as at July 31, 2020.  In July 2019, the Company accelerated a restructuring and integration of operations that resulted in significant cash savings.  While these efforts have resulted in positive cash flow from operations, they will not be sufficient on their own to fund payments on the short-term debt obligations owing to the Company's President and CEO.  The Company's working capital deficit position is due primarily to these short-term debt service payments which will require additional funding to satisfy by January 1, 2021 under the Company's current payment schedule. The ability of the Company to continue as a going concern is dependent on either raising additional financing or further restructuring of its current payment schedule with the Company's CEO, Sonny Newman, who is also the Company's majority secured debt holder and largest shareholder. These material uncertainties cast significant doubt upon the Company's ability to continue as a going concern.

Historically, management has been successful in obtaining adequate funding for operating and capital requirements. The Company takes a disciplined approach to financing and intends to protect shareholder value by raising capital strategically. The Company is assessing various opportunities for additional financing through either debt or equity to be used to satisfy current obligations, for corporate working capital and possible future acquisitions. There is no assurance that the Company will be able to secure financing on acceptable terms or at all to cover its current obligations.

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Further, there remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

CAPITAL MANAGEMENT

The Company's objectives when managing its capital are to ensure there are enough capital resources to continue operating as a going concern and maintain the Company's ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company's shareholders. The Company's capital structure includes items classified in debt and shareholders' equity.

The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company's underlying asset.

The Company works with its capital advisors, Eight Capital Corp. based in Toronto, Canada, and CB1 Capital based in New York, to identify the best strategic options to execute our corporate growth plans, as well as increasing financial flexibility in managing our debt.

U.S. INDUSTRY BACKGROUND AND REGULATORY ENVIRONMENT

INDUSTRY BACKGROUND AND TRENDS

The emergence of the legal cannabis sector in the United States, both for medical and adult use, has been rapid as more states adopt regulations for its production and sale. Today 60% of Americans live in a state where cannabis is legal in some form and almost a quarter of the population lives in states where it is fully legalized for adult use.

The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found evidence that cannabis can treat pain and muscle spasms. The pain component is particularly important, because other studies have suggested that cannabis can replace patients' use of highly addictive, potentially deadly opiates - meaning cannabis legalization literally improves lives.

Polls throughout the United States consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. It is estimated that 94% of U.S. voters support legalizing cannabis for medical use. In addition, 66% of the U.S. public supports legalizing cannabis for adult recreational use. These are large increases in public support over the past 40 years in favor of legalized cannabis use.

Notwithstanding that 34 states and the District of Columbia have now legalized adult-use and/or medical cannabis, cannabis remains illegal under U.S. federal law with cannabis listed as a Schedule I drug under the U.S. Federal Controlled Substances Act of 1970 ("CSA").

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Currently the Company only operates in the states of Oregon and Nevada. The Company may expand into other states within the United States that have legalized cannabis use either medicinally or recreationally and expand internationally.

FEDERAL REGULATORY UPDATE

On September 4, 2020, Oregon Representative Kurt Schrader (D) and Virginia Representative Morgan Griffith (R) introduced The Hemp and Hemp-Derived CBD Consumer Protection and Market Stabilization Act of 2020 ("H.R. 8179"). If enacted, H.R. 8179 would legalize the manufacture, sale and marketing of hemp, hemp-derived cannabidiol and other hemp extracts as dietary supplements under the Federal Food, Drug and Cosmetic Act ("FDCA"), exempting these hemp-based products from the FDCA's "Drug Exclusion Rule," which presently prevents the sale and marketing of any substance that has been approved or investigated by the FDA as a new drug (i.e., Epidiolex) as a conventional food or dietary supplement.  Passage of H.R. 8179 and enactment into law would remove regulatory uncertainties around the legality of hemp-based products in the U.S. marketplace.

For a summary of the Federal regulatory environment, please refer to the Company's MDA for the years ended January 31, 2020 and 2019 for detailed disclosure in this regard.

NEVADA REGULATORY UPDATE

In December 2018, Nevada approved 61 more retail recreational cannabis licenses, bringing to 125 the number of shops statewide.  In April and May 2019, marijuana businesses that were not awarded new licenses in the process sued the state, challenging the criteria and personnel the state used to score the applications as improper and unfair.  The lawsuits, which were eventually consolidated, successfully placed a stay on the issuing of the subject licenses.  On August 3, 2020, Nevada's Tax Commission endorsed a partial settlement to resolve a portion of the consolidated lawsuit, which was later approved by the Nevada Cannabis Compliance Board, the government body that took over regulation of the legal cannabis industry in Nevada on July 1, 2020.  On September 3, 2020, a Nevada judge ruled the state's marijuana licensing process could resume, leaving open the possibility that some applications will eventually be approved and others will be denied, but that the process did not have to begin anew.  Judge Elizabeth Gonzalez acknowledged her decision will likely be appealed to the state Supreme Court.

For a summary of the Nevada regulatory environment, please refer to the Company's MDA for the years ended January 31, 2020 and 2019 for detailed disclosure in this regard.

OREGON REGULATORY UPDATE

For a summary of the Oregon regulatory environment, please refer to the Company's MDA for the years ended January 31, 2020 and 2019 for detailed disclosure in this regard.

RISK FACTORS

For a comprehensive list of the risk factors relating to the business and securities of the Company, please refer to the Company's MDA for the years ended January 31, 2020 and 2019 for detailed disclosure in this regard.  The Company will face a few challenges and significant risks in the development of its business due to the nature of and present stage of its business. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of or materially adversely affect the securities of the Company. If any such risks occur, the Company's shareholders could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected. Some of the risk factors previously disclosed are interrelated and, consequently, readers should read such risk factors in connection with one another.

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The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are enough to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of a person's investment portfolio and should only be made by persons who can afford a total loss of their investment.

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